Contact

www.linkedin.com/in/chris-yerbey (LinkedIn)
www.everytruckjob.com (Company)
get.tradefox.co (Company)
blog.tradefox.co (Blog)

Top Skills

Entrepreneurship
Internet Entrepreneur
International Trade Development

Languages

German (Limited Working)
Dutch (Elementary)
English (Native or Bilingual)

Chris Yerbey

CEO at Tradefox.co | Helping scrap professionals avoid risk. | B2B tech solutions x Recycling Industry
Amsterdam, North Holland, Netherlands

Summary

Visit my company website at WWW.TRADEFOX.CO | Probably the most valuable new technology for the global trade of recyclables.

I am a serial entrepreneur with 25 years experience in the recycling industry. As an industry veteran I know the hurdles one can face when trading in recyclables. Finding the right trading partners can be quite the struggle and very time consuming. A joker broker can be around the corner with every step you take.

With Tradefox, I aim to create more transparency in the trade of industrial raw materials. Industry professionals can together create a better and more transparent future for the trade of recyclables.

When I am not trying to help trustworthy buyers, sellers or traders to connect with one another, I am watching TikTok videos, catching up on Facebook, going to the gym or spending time with my friends (in person or in VR.)

Experience

Tradefox
CEO
September 2011 - Present (11 years 8 months)
Amsterdam Area, Netherlands

• Founder of a business intelligence product for the recycling industry
Responsible for:
• Business strategy development and execution
• Site functional design and deployment
• Investor, media and strategic partner relations
• Coffee selection, inspection and preparation

D. Y. INDUS, Inc.
CEO

April 2004 - December 2011 (7 years 9 months)
Atlanta, GA

• Co-founder of international trading company operating in the recyclable commodities sector
• Experienced in the trade of steel, aluminum, copper, and stainless steel scrap metal
• Led company from startup to growth stage with revenues topping $1.5 million
• Developed customer base of 53 importers in India, Pakistan, Taiwan, Korea, Vietnam and Thailand
• Developed supplier base of 36 scrap yards, in U.S, U.K, D.R., Netherlands, Germany and Belgium
• Led development of a custom ERP system, increasing efficiency and reducing risk through process automation

Trucking Jobs, Inc. - EveryTruckJob.com
CEO
March 2001 - November 2009 (8 years 9 months)
Tuscaloosa, AL

• Co-founded first web based job search engine for the U.S. trucking industry with Paul Still and Steve Nippert
• Assembled a team of developers, sales and marketing people and investors to make the vision a reality
• Led company from concept through start up and into growth stage
• First successful entrepreneurial exit in 2002
• Retained on a consulting basis through 2009

Environmental Waste Consultants, Inc.
CEO
October 1997 - December 2007 (10 years 3 months)
Tuscaloosa, AL

• Founded consulting company assisting factories and large retail businesses with waste expense reduction
• Responsible for developing and implementing recycling programs, optimizing waste handling methods, renegotiating millions of dollars in vendor service contracts
• Collectively reduced clients’ expenses by $1.2 million, while diverting over 300,000 kg of waste from landfills
• Average client expense reduction: 28%

Wetlands Waterpark

President
April 1994 - August 1995 (1 year 5 months)
Tuscaloosa, AL

• Completed feasibility study and business plan for a $1.2 million waterpark at age 25
• Coordinated with contractors and vendors to create a fully developed concept including blue prints & site plans
• Presented concept to Tuscaloosa city council, obtaining site zoning reclassification
• Completed WWA training for waterpark business operations and management

Education

The University of Alabama
Chemical Engineering and Chemistry · (1992 - 1996)

University of North Alabama
Chemistry, Biology, Math · (1988 - 1991)